April 16, 1997


Bank of America NT&SA
333 South Beaudry Avenue
Los Angeles, California  90017
Attention:  Ms. Clara Strand

          Re:  Supplement to Debtor in Possession Loan
               Agreement

Ladies and Gentlemen:

          The undersigned, Fruehauf Trailer Corporation, as debtor and debtor in possession ("FTC"), refers to the Debtor in Possession Loan Agreement dated as of April 16, 1997 (the "Loan Agreement") among FTC, the other Borrowers party thereto (collectively with FTC, the ("Borrowers"), and Bank of America NT&SA ("Bank").
Capitalized terms used in this letter without definition shall have the respective meanings assigned thereto in the Loan Agreement.

          Borrowers and Lender hereby agree as follows:

          1.   Borrowers will deliver to Bank, on or
before April 22, 1997, a revised monthly projected forecast of receipts and disbursements for Borrowers for the period from the end of the last calendar month prior to the Closing Date through December 31, 1997 that incorporates the revised assumptions of the officers of FTC as of the Closing Date. If Bank determines, in its reasonable judgment, that such replacement forecast is acceptable to Bank, such replacement forecast shall become the Forecast for all purposes under the Loan
Agreement. If Bank determines, in its reasonable judgment, that such forecast is not reasonably acceptable to Bank, the failure to deliver a replacement forecast reasonably acceptable to Bank shall constitute an Event of Default.

          2.   Borrowers agree that if, in response to
the claims asserted on April 14, 1997 by the United
Paperworkers International Union on behalf of certain former employees and similar, future claims, if any, asserted on behalf of other former employees, Borrowers pay, from and after the Closing Date, benefits and other amounts in excess of $500,000 with respect to such claims, such payment shall constitute an Event of Default.

          3.   Bank hereby acknowledges that (i) FTC
owes certain prepetition tax obligations to the State of Delaware, and (ii) as a result of the nonpayment of such obligations, the Secretary of State for the State of Delaware will confirm that FTC is validly existing, but will not confirm that FTC is in good standing.
Bank hereby confirms that maintenance by FTC of its validly existing status in Delaware shall satisfy all representations, warranties, and covenants in the Loan
Agreement with respect to the good standing of FTC.

          If you are in agreement with the foregoing, please execute this letter in the space provided below, whereupon this letter shall become a binding agreement and modification of the Loan Agreement.


                          Very truly yours,

                          FREUHAUF TRAILER CORPORATION,
                          on behalf of itself and the
                          other Borrowers


                          By: /s/ Chriss Street
                             -------------------

                          Name: Chriss Street
                         Title: President



ACCEPTED AND AGREED
this 16th day of April, 1997

BANK OF AMERICA NT&SA


By: /s/ Clara Strand
    -----------------

Name: Clara Strand

Title: Vice President